Exhibit 3.3

CERTIFICATE OF AMENDMENT

OF

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

WARNER MUSIC GROUP CORP.

Warner Music Group Corp. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (as amended from time to time, the “DGCL”), does hereby certify:

FIRST:    The Third Amended and Restated Certificate of Incorporation of the Corporation is hereby amended as follows:

Article FOURTH of the Third Amended and Restated Certificate of Incorporation of the Corporation is hereby amended to read in its entirety as set forth below:

“FOURTH:

A.    Authorized Capital Stock. The total number of shares of stock which the Corporation shall have authority to issue is 2,100,000,000, consisting of (i) 1,000,000,000 shares of Class A Common Stock, $0.001 par value per share, (ii) 1,000,000,000 shares of Class B Common Stock, $0.001 par value per share (“Class B Common Stock”), and (iii) 100,000,000 shares of preferred stock, $1.00 par value per share, issuable in one or more series.

B.    Stock Split. Upon this Certificate of Amendment of Third Amended and Restated Certificate of Incorporation of the Corporation becoming effective pursuant to the DGCL (the “Effective Time”), and without any further action of the Corporation or any stockholder, each share of common stock, par value $0.001 per share (the “Existing Common Stock”), issued and outstanding or held as treasury stock, in each case, immediately prior to the Effective Time shall be automatically reclassified as and converted into (the “Reclassification”) 477,242.614671815 validly issued, fully paid and nonassessable shares of Class B Common Stock. No fractional shares of Class B Common Stock shall be issued upon the Reclassification. If any fraction of a share of Class B Common Stock would otherwise be issuable upon the Reclassification, the Corporation shall, in lieu of issuing any fractional shares of Class B Common Stock, pay to each stockholder who would otherwise be entitled to receive a fractional share an amount in cash equal to such fraction multiplied by the fair market value per share of the Class B Common Stock, as determined by the Board of Directors of the Corporation, computed to the nearest whole cent. Each stock certificate that, immediately prior to the Effective Time, represented shares of Existing Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Class B Common Stock into which the shares formerly represented by such certificate have been automatically reclassified and converted pursuant to the Reclassification.”

SECOND:    This amendment of the Certificate of Incorporation of the Corporation has been duly adopted in accordance with the provisions of Sections 228 and 242 of the DGCL, the Board of Directors of the Corporation having adopted resolutions setting forth such amendment, declaring its advisability and directing that it be submitted to the stockholders of the Corporation for their approval; and the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted having consented in writing to the adoption of this amendment.

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IN WITNESS WHEREOF, the undersigned officer of the Corporation has executed this Certificate of Amendment on the 28th day of February, 2020.

WARNER MUSIC GROUP CORP.

By:	/s/ Paul M. Robinson
Name:	Paul M. Robinson
Title: Executive Vice President and General Counsel and Secretary

[Signature Page to Certificate of Amendment of Third Amended and Restated Certificate of Incorporation]